Exhibit 1.01

Comtech Telecommunications Corp.
Conflict Minerals Report
For the Reporting Period from January 1, 2014 to December 31, 2014

As used in this report, the terms “Comtech,” “we,” “us,” “our” and “Company” mean Comtech Telecommunications Corp. and its subsidiaries. This report for the period January 1, 2014 to December 31, 2014 is prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (Rule 13p-1), adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to tin, tantalum, tungsten and gold (3TG or conflict minerals) as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank). In compliance with SEC rules and requirements, this report is not subject to an independent private sector audit.

Introduction

Comtech designs, develops, produces and markets innovative products, systems and services for advanced communications solutions. Our telecommunications transmission segment sells products such as satellite earth station and over-the-horizon microwave communications equipment and systems. Our RF microwave amplifiers segment sells products such as traveling wave tube and solid-state high-power amplifiers. Our mobile data communications segment sells products such as mobile satellite transceivers. See our Fiscal 2014 Annual Report on Form 10-K, Part I. Item I. Business, for a more detailed description of our products.

As of the date of this report, we do not knowingly purchase any 3TG directly from any source and do not have any direct relationships with smelters, refiners or miners of 3TG. However, almost all of our products include component parts that are purchased from third party suppliers and such component parts may contain 3TG. As defined by the Organization for Economic Co-operation and Development (OECD), we are a downstream company several levels removed from the smelters, refiners and miners of 3TG. As such, direct knowledge of relevant facts and/or access to information regarding the source and chain of custody of 3TG that may be contained in our products may not be available to us and we must obtain 3TG information from our suppliers, largely through a participatory process.

Policy

We support efforts to encourage disclosure and the responsible sourcing of 3TG in our supply chain, and are implementing a framework to collect information concerning the country of origin and chain of custody of 3TG in our supply chain. We expect our suppliers to commit to the provisions of the Electronic Industry Citizenship Coalition (EICC) Code of Conduct relating to the responsible sourcing of 3TG and to establish and maintain a policy and framework to reasonably assure that the products they manufacture do not contain 3TG that finance or benefit armed groups in the Democratic Republic of the Congo (DRC) or an adjoining country (together with the DRC, the Covered Countries).

To perform our reasonable country of origin inquiry (RCOI), we use management systems and a due diligence framework consistent with the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. We use a template developed by the EICC and Global e-Sustainability Initiative (GeSI) to help us gather information from our suppliers.

Subject to any new or changed information identified as a result of our ongoing RCOI and due diligence processes, we confirm that we have not knowingly supplied, and will not knowingly supply any customers with products that contain 3TG that finance or benefit armed groups in the Covered Countries. If we become aware of instances where we may have supplied our customers with products that contain 3TG, we will notify such customers accordingly.

RCOI Results

Our RCOI conducted for the period from January 1, 2014 to December 31, 2014 included the following procedures: (i) defined “active direct supplier” generally as any supplier that we directly purchased a component part from during the reporting period and whose component part may contain 3TG; (ii) identified and created a list of active direct suppliers; (iii) entered into dialogue with active direct suppliers and large customers to promote awareness of Section 1502 of Dodd-Frank and Rule 13p-1, as well as to obtain information on their policies and procedures developed or being developed to identify processing facilities of 3TG in their supply chain; (iv) conducted an RCOI of active direct suppliers by requesting that such suppliers complete the EICC and GeSI’s Conflict Minerals Reporting Template (CMRT); and (v) followed-up with active direct suppliers that either did not respond to our request to complete a CMRT, or provided missing, incomplete or contradictory responses.

The results of our RCOI, for the period from January 1, 2014 to December 31, 2014, are as follows:

Active direct suppliers surveyed	88%
Total active direct suppliers that responded	56%
Type of responses received:
Due diligence ongoing / undeterminable	52%
3TG used but DRC conflict free	33%
3TG not used	15%
3TG determined to not be DRC conflict free	0%

Due Diligence

Design of Due Diligence Measures

Our due diligence measures are designed to conform with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, as applicable to 3TG and downstream companies. Such measures are intended to: (i) establish strong company management systems; (ii) identify and assess risk in the supply chain; (iii) design and implement a strategy to respond to identified risks; (iv) promote independent third party audits of supply chain due diligence practices; and (v) annually report on supply chain due diligence.

Description of Due Diligence Measures Performed

Our due diligence measures conducted for the period from January 1, 2014 to December 31, 2014 included the following: (i) inquired and confirmed with our own employees possessing sufficient knowledge and information about each subsidiary’s operations that none of our subsidiaries knowingly purchase 3TG directly from smelters and or refiners; (ii) reviewed active direct supplier responses included on the CMRT to identify smelters and or refiners that may have processed 3TG in our supply chain (as well as to identify the country and mine of origin of such 3TG); and (iii) reviewed certain websites and certain SEC filings, including Form SD filings, of certain active direct suppliers, customers and competitors to ensure any disclosures related to conflict minerals are consistent with the CMRT responses received from our active direct suppliers. We believe that our due diligence measures are consistent with our industry, products, relationships with suppliers and other factors, such as our downstream position in the supply chain.

Determination

Based on 52% of our responsive active direct suppliers indicating that their own due diligence was ongoing and that the source and chain of custody of 3TG in their supply chain was undeterminable, we were not able to obtain adequate information from our supply chain to be able to make a definitive determination as to the source and chain of custody of 3TG that may be contained in our products for the period from January 1, 2014 to December 31, 2014 and, as a result, we have concluded that our supply chain and our products are “DRC conflict undeterminable” for the 2014 reporting period.

Processing Facilities, Country of Origin and Mine or Location of Origin

Based on 52% of our responsive active direct suppliers indicating that their own due diligence was ongoing and that the source and chain of custody of 3TG in their supply chain was undeterminable, and given our conclusion that our supply chain and our products are “DRC conflict undeterminable” for the 2014 reporting period, we are not able to identify an accurate list of smelters used in our supply chain for the 2014 reporting period. In many cases, information on processing facilities, countries of origin and mine or location of origin remains uncertain or unknown to us.

Due to the breath and complexity of our supply chain, it will take time for many of our suppliers and us to verify the origin of 3TG that may be contained in our products and for us to identify an accurate list of smelters.

Next Steps

Since January 1, 2015, we have taken the following steps: (i) updated our supplier list for new active direct suppliers and are applying our aforementioned RCOI and due diligence procedures; (ii) initiated requests of active direct suppliers that were not previously surveyed to complete a CMRT; and (iii) continued to follow-up with active direct suppliers that either did not respond to our prior requests to complete a CMRT, or provided missing, incomplete or contradictory responses.

During the period January 1, 2015 to December 31, 2015, we anticipate taking some or all of the following additional steps, as needed: (i) publish our conflict minerals policy statement on our public website; (ii) develop certain standard operating procedures related to the sourcing, use and reporting of 3TG (including the frequency of performing RCOI and due diligence procedures); (iii) continue to engage with legal counsel, as needed, to establish a consistent set of terms and conditions to be incorporated into new contracts entered into with active direct suppliers; (iv) continue to monitor the established company-wide grievance mechanism via the Company’s confidential hotline for reporting questions, comments and or concerns related to 3TG and continue our Standards of Business Conduct and related training to educate employees on conflict mineral reporting requirements; (v) develop a policy for corrective action to be taken if active direct suppliers do not respond to our conflict minerals data requests or do not adhere to terms and conditions established in contracts to mitigate the risk that conflict minerals, that may be contained in our products, benefit armed groups; (vi) continue to compare names of processing facilities identified in supplier representations to independently verified lists (e.g., the Conflict-Free Sourcing Initiative’s Conflict Free Smelter Program list); and (vii) establish a process to monitor and track performance of risk mitigation efforts.

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